Exhibit 12


                  THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP

 Computation of Ratios of Earnings to Fixed Charges and Preferred Distributions
                          (in thousands, except ratios)



                                                  Nine Months Ended September 30
                                                  ------------------------------
                                                        1998         1997
                                                        ----         ----



Net Earnings from Continuing Operations (1)         $ 1,150,385      $  68,795
 Add back:
  Fixed charges                                         115,094         91,710
  Amortization of previously
   capitalized interest (2)                               1,842          1,487

 Deduct:
  Capitalized interest (2)                              (13,699)       (10,649)
                                                    -----------      ---------
   Earnings Available for Fixed Charges
    and Preferred Distributions                     $ 1,253,622      $ 151,343
                                                    ===========      =========

Fixed Charges
 Mortgage notes and other                           $    66,662      $  54,002
 Capitalized interest                                    12,830          6,798
 Interest portion of rent expense                         5,258          5,595
 Proportionate share of Unconsolidated
  Joint Ventures' fixed charges                          30,344         25,315
                                                    -----------      ---------
   Total Fixed Charges                              $   115,094      $  91,710
                                                    ===========      =========

Preferred Distributions                                  12,450
                                                    -----------      ---------
 Total Fixed Charges and Preferred
   Distributions                                    $   127,544      $  91,710
                                                    ===========      =========

Ratio of Earnings to Fixed Charges and
 Preferred Distributions                                   9.8             1.7



-----------------
(1) Amount includes the approximately $1.1 billion gain on the GMPT Exchange that was recognized during the nine months ended September 30, 1998.
(2) Amounts include TRG's pro rata share of capitalized interest and amortization of previously capitalized interest of the Unconsolidated Joint Ventures.